

February 16, 2022

Kate Beebe DeVarney, Ph.D.
President
TITAN PHARMACEUTICALS INC
400 Oyster Point Blvd.
Suite 505
South San Francisco, CA 94080

> **Re: TITAN PHARMACEUTICALS INC**
> **Registration Statement on Form S-1**
> **Filed February 10, 2022**
> **File No. 333-262614**

Dear Dr. DeVarney:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1 filed on February 10, 2022

General

1.   We note you have elected to incorporate certain information by reference. We note also that you have not filed an annual report on Form 10-K for the most recently completed fiscal year. Please provide all of the disclosures required by Form S-1. Alternatively, incorporate by reference the Form 10-K for the most recently completed fiscal year. Refer to Instruction VII to Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Fran Stoller, Esq.